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August 18, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029459

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated July 15, 2003, announcing that AGF and Crédit Foncier have entered into exclusive discussions regarding the potential sale of AGF's 72.15% stake in Entenial and (ii) a press release dated July 18, 2003, announcing that AGF and Crédit Foncier have signed a Memorandum of Understanding in relation to the potential sale of AGF's stake in Entenial.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Robert C. Treuhold /RM -

Robert C. Treuhold

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

File No. 82-4517


CRÉDIT FONCIER
GROUPE CAISSE D'EPARGNE


AGF



Press Release

Paris, July 15th 2003

AGF and Crédit Foncier announce that they have entered into exclusive discussions regarding the potential sale of AGF's 72.15%-stake in Entenial until August 8th 2003.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

Crédit Foncier investor and press contacts:

Isabelle Clap	33 (0)1.42.44.92.35 33 (0)6 88 84 34 95 isabelle.clap@creditfoncier.fr
Benoît Liva	33 (0)1.42.44.81.73 33 (0)6 70 52 62 70 benoit.liva@creditfoncier.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 33 (0)6 07 80 13 13
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

Cautionary Note Regarding Forward-Looking Statements



AUG 2 0 2003

File No. 82-4517



CRÉDIT FONCIER

GROUPE CAISSE D'EPARGNE



AGF

Press Release

Paris, July 18th 2003

AGF and Crédit Foncier have signed today a Memorandum of Understanding ("MoU") in relation to the potential sale of AGF's 72.15% stake in Entenial.

This agreement features a period of exclusive negotiations, sets some terms of the potential sale and indicates that Crédit Foncier will conduct a due diligence.

Subject to the above, the reference value for 100% of Entenial would be EUR 565m (this amount includes an estimate of Entenial's consolidated net income for first half 2003), i.e. EUR 47.8 per share, to be increased by Entenial's Q3 2003 consolidated net income, group share. The price will be set following the usual due diligence procedure. Nevertheless, in case of a price downward adjustment greater than EUR 35m, both parties would be allowed to end the negotiations.

The exclusivity period during which the parties will negotiate the terms of the sale and purchase agreement will end on October 30th, 2003.

This project is being discussed with the Employees' representatives of each company. Besides the usual conditions, the MoU also indicates that the closing of the potential transaction will be subject to the approval of the respective Boards of each company and to the authorisation of the relevant supervisory, market and competition authorities.

Following its acquisition of AGF's stake in Entenial, Crédit Foncier will launch a public market transaction on all Entenial's shares.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

Crédit Foncier investor and press contacts:

Isabelle Clap 33 (0)1.42.44.92.35 33 (0)6 88 84 34 95 isabelle.clap@creditfoncier.fr

Benoît Liva 33 (0)1.42.44.81.73 33 (0)6 70 52 62 70 benoit.liva@creditfoncier.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 33 (0)6 07 80 13 13

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.